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AB
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SEC
Mail Processing
Section

MAR 04 2014

Washington, DC
124

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-67879

67879

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2013 (MM/DD/YY) AND ENDING DECEMBER 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: ~~CSG CAPITAL ADVISORS, LLC~~ Martin Ventures, LLC

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 E. CHURCH STREET, SUITE 425
(No. and Street)

ORLANDO	FLORIDA	32801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RON GOFF 404-835-7560
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

KA
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OATH OR AFFIRMATION

I, **DAVID SIMON**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or **CSG CAPITAL ADVISORS, LLC**, as of December 31, 2013 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARYANN SCHUCHMAN
Commission # EE 25408
Expires September 12, 2014
Bonded Thru Troy Fain Insurance 800-385-7019

Signature

MEMBER
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CSG CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013

CSG CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

TABLE OF CONTENTS

// Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: info@ohabco.com

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

To the Members
CSG Capital Advisors, LLC

We have audited the accompanying statement of financial condition of CSG Capital Advisors, LLC (the "Company"), as of December 31, 2013, and the related statement of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CSG Capital Advisors, LLC, as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 18, 2014

CSG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Assets:		
Cash and cash equivalents	$	7,063
Accounts receivable		1,200
	$	8,263

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	1,766
	$	1,766
Member's equity:		6,497
	$	8,263

The accompanying notes are an integral part of these financial statements.

CSG CAPITAL ADVISORS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenues:	
Fees	$ -
Total revenues	-
Expenses:	
Employee compensation and benefits	7,000
Occupancy	1,032
Communication and data processing	2,240
Legal and professional fees	4,865
Regulatory expenses	1,250
Other expenses	770
Total expenses	17,157
Net income	$ (17,157)

The accompanying notes are an integral part of these financial statements.

CSG CAPITAL ADVISORS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

	Member's Equity
Balances, December 31, 2012	$ 20,654
Member contributions	3,000
Net income	(17,157)
Balance, December 31, 2013	$ 6,497

The accompanying notes are an integral part of these financial statements

CSG CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:	
Net income (loss)	$ (17,157)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Increase in accounts receivable	(1,200)
Increase in accounts payable	1,202
Net cash used by operating activities	(17,155)
Cash flows from financing activities:	
Member contribution	3,000
Net cash provided by financing activities	3,000
Net decrease in cash and cash equivalents	(14,155)
Cash and cash equivalents at beginning of period	21,218
Cash and cash equivalents at end of period	$ 7,063

The accompanying notes are an integral part of these financial statements.

CSG Capital Advisors LLC

Notes to Financial Statement
December 31, 2013

(1) Organization

Business

CSG Capital Advisors, LLC (the "Company") is a Florida limited liability company, and is a broker-dealer registered with the Securities and Exchange Commission under Section 15(b) of the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under a FINRA Membership Agreement which currently allows the firm to conduct business as an investment banker offering merger and acquisition services to clients that desire to sell to another company, purchase another company or raise capital through private placement offerings exempt from registration under the Securities Exchange Act of 1933. The Company's primary source of revenue is providing merger and acquisition services to small and medium sized companies.

Change in Ownership

In December 2011 Mitchell Martin the 100 owner of Martin Ventures, LLC, entered into an agreement to sell 100% of the Company to David Simon of Orlando, Florida. This agreement was contingent upon the approval by the FINRA's of the transaction and entering into a new Membership Agreement with FINRA. On September 7, 2012 this Agreement with FINRA was signed and the acquisition of Martin Ventures, LLC was completed.

(2) Description of Business and Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits and money market accounts with financial institutions. Recorded amounts for cash equivalents approximate fair value. The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Certain cash deposits may be in excess of Federal Deposit Insurance Corporation insurance limits.

Accounts Receivables

The company closely monitors accounts receivables and charges to expense any balances that are determined to be uncollectible or establishes an allowance for doubtful accounts. As of December 31, 2013 there was no allowance for doubtful accounts.

Investment Banking Fees

During 2013 no fees were earned although various investment banking services were in process. The Company's revenue is earned when billed or received.

Income Taxes

As a limited liability corporation, the tax consequences of the Company's operations all pass through to the member. Accordingly, the Company's financial statements do not include a provision for income taxes.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2013, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Company's financial statements. The Company has recognized no interest or penalties related to uncertain tax

(2) Description of Business and Summary of Significant Accounting Policies (continued)

Income Taxes (continued)
positions. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(3) Revenue Recognition
The primary source of revenue is from merger and acquisition services to small and medium sized companies. Revenue is recorded as earned.

(4) Property and Equipment Under a Services Agreement
Because the Company shares facilities with another firm it operates under a Services Agreement to compensate the other firm for usage of equipment and space on the basis of utilization. Therefore it currently has no property or equipment that is carried on its balance sheet.

(5) Related Party Transactions
Under the Services Agreement described in note (4) above the Company carried an accounts payable to the related party of $1,766 at December 31, 2013. This amount was owed to Capital Strategies Group LLC for reimbursement for usage of phone, internet copying machines and space during 2013 and part of 2012.

(6) Net Capital Requirements
The Company is subject to the U.S. SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $ 6,497 as defined, which was $ 1,497 in excess of its required minimum net capital of $ 5,000. The Company's ratio of aggregate indebtedness to net capital was .27 to 1 at December 31, 2013.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

(7) Commitments and contingencies
The Company does not have any commitments or contingencies.

(8) Subsequent Events
The Company has evaluated subsequent events through February 18, 2014, the date which the financial statements were available to be issued, and has determined that the company had no events occurring subsequent to December 31, 2013 requiring disclosure.

SCHEDULE I
CSG CAPITAL ADVISORS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
FOR THE YEAR ENDED DECEMBER 31, 2013

Computation of basic net capital requirements:		
Total member's equity	$	6,497
Deductions and/or charges:		
Total non-allowable assets		-
Net capital before haircuts and securities positions		6,497
Net capital		6,497
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness ($1,766)		
Minimum dollar net capital requirement for this broker-dealer ($5,000)		
Net capital requirement (greater of above two requirements)		5,000
Net capital in excess of required minimum	$	1,497

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2013.

SCHEDULE II
CSG CAPITAL ADVISORS, LLC
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2013

Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 1,766
Total aggregate indebtedness	$ 1,766
Percentage of aggregate indebtedness to net capital	27.18% to 1

SCHEDULE III
CSG CAPITAL ADVISORS, LLC
INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2013

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (i) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: info@ohabco.com

Phone: 407-740-7311
Fax: 407-740-6441

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Members
CSG Capital Advisors, LLC

In planning and performing our audit of the financial statements of CSG Capital Advisors, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
February 18, 2014